UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number: 001-31994
Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)
18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in Cayman Islands with limited liability)
(Stock Code: 0981)
ANNOUNCEMENT OF 2008 ANNUAL RESULTS
SUMMARY
The Board of Directors is pleased to announce the audited results of the Company for the year ended December 31, 2008.
Highlights include:
Sales decreased by 12.7% from US$1,549.8 million for 2007 to US$1,353.7 million for 2008, primarily due to the transition of DRAM production to logic production in our Beijing fab and the sharp market downturn experienced in the fourth quarter. However, consistent with our stated strategy of focusing on the non-DRAM business, non-DRAM revenue has grown by 14.3% for the same period. The overall number of wafers the Company shipped decreased by 12.9%, from 1,849,957 units of 8-inch equivalent wafers to 1,611,208 units of 8-inch equivalent wafers between these two periods; while, logic only wafer shipments increased 24.9% between these two periods. The average selling price1 of the wafers the Company shipped remained relatively flat, with a slight increase of 0.2% from US$838 per wafer to US$840. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 24.9% to 38.2% between these two periods.
This announcement is made pursuant to Rules 13.09(1) and 13.49(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

The Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2008 as follows:
CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.
Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW
In 2008, SMIC continued to focus on improving its product offering, cash position, and strategic partnerships. At the beginning of 2008 SMIC exited the DRAM market, and at the close of 2008 we witnessed a worldwide economic downturn. Despite these challenges, SMIC managed to grow non-DRAM revenue by 14.3% year-on-year, which represents one of the highest growth rate among foundries. In addition, leveraging our strategic position in China, the largest and fastest growing semiconductor market globally, we have also increased our sales to the domestic IC companies by 28% in 2008 over 2007.
Financial Overview
During the first quarter of 2008, the Company reached an agreement with our customers to completely exit the commodity DRAM business. The conversion of DRAM capacity into logic production was completed on schedule in the fourth quarter. As a result, our Beijing 300mm logic capacity has increased by more than 50% by end of 2008 as compared to a year ago. The expansion of our 300mm logic capacity has placed us in a better position to serve our global and China customers. In connection with the decision to exit the commodity DRAM business, we recorded an impairment loss of $105.8 million on long-lived assets during the first quarter of 2008.
Due to the transitioning of the majority DRAM production to logic production in our Beijing fab as well as the sharp market downturn experienced in the fourth quarter, the Company’s total revenue declined by 12.7% year-on-year in 2008. However, consistent with our stated strategy of focusing on the non-DRAM business, non-DRAM revenue has grown by 14.3% for the same period. Average selling price1 for 2008 was $840 as compared to $838 per wafer for 2007.
During 2008, we generated US$569.8 million in cash from operations. In December 2008, we closed the equity transaction with our strategic partner, Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), and successfully raised US$168.1 million of equity capital at the midst of a difficult market environment. As a result of the new equity and debt repayment, our debt equity ratio has remained at a healthy level of around 40%.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Capital expenditures in 2008 totaled $666 million, which was mainly allocated to 45nanometer research & development, capacity expansion of 200mm fabs in Shanghai and Tianjin, DRAM to logic capacity conversion in our Beijing fab, and land-use rights and equipment acquired for the Shenzhen project.
Customers and Markets
SMIC serves a global customer base, comprising of leading IDMs, fabless semiconductor companies, and system companies. Leveraging our strategic position in China, we have seen our Greater China business grow strongly during the year, contributing 31% to the overall revenue for 2008, an increase from 24% in 2007. We expect that the strategic partnership with Datang, a leader in the China’s mobile telecommunication technologies, will further strengthen our position as one of the leading semiconductor foundries serving the fast growing communications market in China.
Geographically, North American customers, which contributed 57% of the overall revenue, comprised the largest customer group for SMIC in 2008, followed by Asia Pacific at 36%, and Europe at 7%. Our revenue from North American customers has grown strongly in 2008, recording a 17% growth year-on-year. Our North American customers, which include leading IDM and fabless IC companies, showed strong demand in communications products (mainly in mobile), networking and WLAN (Wireless Local Area Network) applications. Our Chinese customers, on the other hand, showed strong demand for consumer and communications products including DTV, MP3, MP4, mobile, PMP, and PDA applications. Contribution from our European customers has dropped significantly in 2008 due to our exit from the commodity DRAM business.
Our consumer and communications contributions grew significantly in 2008. Communication applications, which contributed 51% of our overall revenue, continued to be our strongest sector. Contribution from consumer applications grew from 21% of revenue in 2007 to 32% in 2008. Revenue from consumer application experienced a 33% growth during the year, which we attribute to the growth in our China business. In 2008 contribution to revenue from computing applications dropped to 8% from 26% due to our exit from the commodity — DRAM business.
In terms of revenue breakdown by technology node, revenue contribution from the 0.13-micron and below business has dropped to 44% in 2008 as compared to 53% in 2007. However, if we exclude the DRAM revenue, revenue contribution from 0.13micron and below increased to 38% in 2008 from 25% in 2007.

In 2008, we engaged 115 new customers, bringing the total number of customers to 516. A majority of these new customers are Chinese fabless companies. Notably our China business has been growing steadily not only from a revenue perspective, but also from the number of new designs using more advanced technology nodes—some pursuing 65-nanometer designs. We are producing a broad range of applications including CIS, Moblie CMMB, HDTV, RFID, and LCOS products for a host of promising new players with innovative designs and applications that are emerging among the Chinese fabless companies.
Research and Development
In 2008, our research and development expenses were $102.2 million, which represented 7.6% of our sales. If we include the amortization of acquired intangible assets, which consist mostly of technology related intellectual properties and technology related cross licenses, the total expenses in research and development were $134.4 million, which represented 9.9% of our sales.
The research and development efforts were focused primarily on our logic and system-on-chip (SOC) business. 2008 marked many milestones for SMIC. Early in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will benefit advanced synthesis with built-in capability of design-for-test and design-for-manufacturing. In April 2008, working with a leading China domestic fabless company, we developed a 90-nanometer digital photo frame chip, which is the most integrated multimedia SOC in the market. For advanced CMOS logic, the Company demonstrated a silicon success in the 45-nanometer process ahead of schedule, and also added new intellectual properties in 65-nanometer and 90-nanometer technology services. In addition, the Company successfully developed a 0.11 micron CMOS image sensor (CIS) process technology, one of the most advanced process technologies for CIS currently available in the industry. In Non-Volatile Memory (NVM) technology, the 0.13um ETox went into production in early 2008 and 90-nanometer ETox is currently in risk production now. Our research and development in Micro-Electromechanical System (MEMS) areas also advanced to risk production for our first customer in 2008. Other areas of phase-change memory, HV, mix-signal-signal, and RF technologies were also successfully advanced for smaller size, less power, and lower cost to meet customer demands.
We employ over 800 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world together with top graduates from the leading universities in China.

Outlook for 2009
We expect a challenging year for our business due to the global economic slowdown. However, we are taking proactive steps to manage our business and preserve cash flow during this downturn. We plan to scale back our capital expenditure from $666 million in 2008 to approximately $190 million in 2009. In addition, we target to reduce our payroll costs by 15% in 2009 without any workforce reduction. At the same time, we will continue our efforts in the following areas, which we believe are critical for our long-term success:
•	Research and development on advanced SOC technologies
•	Ramp-up of our 65-nanometer volume production
•	Expand market share by leveraging our advanced HV, CIS, LCOS, RF, EEPROM, and NOR Flash technologies
•	45-nanometer bulk-CMOS technology process qualification for customers production
We will also continue to explore opportunities with our Chinese customers and closely follow the China Economic Stimulus plans to capture potential benefits.

MANAGEMENT DISCUSSION AND ANALYSIS
Consolidated Financial Data
The summary consolidated financial data presented below as of and for the years ended December 31, 2006, 2007 and 2008 is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2004 and 2005 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$974,664	$1,171,319	$1,465,323	$1,549,765	$1,353,711
Cost of sales(1)	716,225	1,105,134	1,338,155	1,397,038	1,412,851
Gross profit (loss)	258,439	66,185	127,168	152,727	(59,140)

Operating expenses (income):
Research and development	74,113	78,865	94,171	97,034	102,240
General and administrative	54,038	35,701	47,365	74,490	58,841
Selling and marketing	10,384	17,713	18,231	18,716	20,661
Litigation settlement		—	—	—	—
Amortization of acquired intangible assets	14,368	20,946	24,393	27,071	32,191
Impairment loss of long-lived assets	—	—	—	—	106,741
Income from sale of equipment and other fixed assets	—	—	(43,122)	(28,651)	(2,877)
Total operating expenses, net	169,598	153,225	141,038	188,659	317,797
Income (loss) from operations	88,841	(87,040)	(13,870)	(35,932)	(376,937)

Other income (expenses):
Interest income	10,587	11,356	14,916	12,349	11,542
Interest expense	(13,698)	(38,784)	(50,926)	(37,936)	(50,767)
Foreign currency exchange gain (loss)	8,218	(3,355)	(21,912)	11,250	3,230
Others, net	2,441	4,462	1,821	2,238	7,429
Total other income (expense), net	7,548	(26,322)	(56,101)	(12,100)	(28,566)
Income(Loss) before income tax	96,389	(113,362)	(69,971)	(48,032)	(405,503)
Income tax benefit (expense)	(186)	(285)	24,928	29,720	(26,433)
Minority interest	—	251	(19)	2,856	(7,851)
Loss from equity investment	—	(1,379)	(4,201)	(4,013)	(444)
Net income (loss) before cumulative effect of a change in accounting principle	96,203	(114,775)	(49,263)	(19,468)	(440,231)
Cumulative effect of a change in accounting principle	—	—	5,154	—	—
Net income(loss)	96,203	(114,775)	(44,109)	(19,468)	(440,231)
Deemed dividend on preference shares(2)	18,840	—	—	—	—
Income (loss) attributable to holders of ordinary shares	77,363	(114,775)	(44,109)	(19,468)	(440,231)
Income (loss) per share, basic	$0.01	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Income (loss) per share, diluted	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.02)
Shares used in calculating basic income (loss) per share(3)(4)	14,199,163,517	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866

Shares used in calculating diluted income (loss) per share(3)(4)	17,934,393,066	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.

(3)
Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2005, 2006, 2007 and 2008, basic income (loss) per share did not differ from diluted loss per share.

(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of ordinary shares in March 2004 (the “Global Offering”).

	As of December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$607,173	$585,797	$363,620	$469,284	$450,230
Restricted Cash	—	—	—	—	6,255
Short-term investments	20,364	13,796	57,951	7,638	19,928
Accounts receivable, net of allowances	169,188	241,334	252,185	298,388	199,372
Inventories	144,018	191,238	275,179	248,310	171,637
Total current assets	955,418	1,047,465	1,049,666	1,075,302	926,858
Land use rights, net	39,198	34,768	38,323	57,552	74,293
Plant and equipment, net	3,311,925	3,285,631	3,244,401	3,202,958	2,963,386

Total assets	4,384,276	4,586,633	4,541,292	4,708,444	4,270,622

Total current liabilities	723,871	896,038	677,362	930,190	899,773
Total long-term liabilities	544,462	622,497	817,710	730,790	578,689
Total liabilities	1,268,333	1,518,535	1,495,072	1,660,980	1,478,462

Minority Interest	—	38,782	38,800	34,944	42,795
Total stockholders’ equity	$3,115,942	$3,029,316	$3,007,420	$3,012,519	$2,749,365

	For the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$96,203	$(114,775)	$(49,263)	$(19,468)	$(440,231)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	456,961	769,472	919,616	706,277	761,809
Net cash provided by (used in) operating activities	518,662	648,105	769,649	672,465	569,782
Purchases of plant and Equipment	(1,838,773)	(872,519)	(882,580)	(717,171)	(669,055)
Net cash used in investing Activities	(1,826,787)	(859,652)	(917,369)	(643,344)	(761,713)
Net cash provided by financing activities	1,469,764	190,364	(74,440)	76,637	173,314
Net increase (decrease) in cash and cash equivalents	$161,896	$(21,376)	$(222,177)	$105,664	$(19,054)
Other Financial Data:
Gross margin	26.5%	5.7%	8.7%	9.9%	-4.4%
Operating margin	9.1%	-7.4%	-0.9%	-2.3%	-27.8%
Net margin	9.9%	-9.8%	-3.0%	-1.3%	-32.5%
Operating Data
Wafers shipped (in units):
Total(1)	943,463	1,347,302	1,614,888	1,849,957	1,611,208

(1)	Including logic, DRAM, copper interconnects and all other wafers.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Sales
Sales decreased by 12.7% from US$1,549.8 million for 2007 to US$1,353.7 million for 2008, primarily due to the transition of DRAM production to logic production in our Beijing fab and the sharp market downturn experienced in the fourth quarter. However, consistent with our stated strategy of focusing on the non-DRAM business, non-DRAM revenue has grown by 14.3% for the same period. For the full year 2008, the overall wafer shipments were 1,611,208 units of 8-inch equivalent wafers, down 12.9% year-on-year while logic only wafer shipments increased 24.9% year-on-year.

The average selling price1 of the wafers the Company shipped remained relatively flat, with a slight increase of 0.2% from US$838 per wafer to US$840. Due to the exit from the commodity DRAM business, the percentage of wafer revenues that used 0.13 micron and below process technology decreased from 53.1% to 43.9% between these two periods. However, if we exclude DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 24.9% to 38.2% between these two periods.
Cost of sales and gross profit (loss)
Cost of sales increased by 1.1% from US$1,397.0 million for 2007 to US$1,412.9 million for 2008. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another $28.4 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2007, US$657.8 million was attributable to depreciation of plant and equipment and another $33.8 million was attributable to amortization of deferred costs and share-based compensation costs.
The Company had a gross loss of US$59.1 million for 2008 compared to a gross profit of US$152.7 million in 2007. Gross margins were -4.4% in 2008 compared to 9.9% in 2007. The decrease in gross margins was due to the transition of DRAM production to logic production in our Beijing fab and the sharp market downturn experienced in the fourth quarter.
Operating income, expenses and loss from operations
Operating expenses increased by 68.4% from US$188.7 million for 2007 to US$317.8 million for 2008 primarily due to the impairment charge recorded in 2008 in connection with the decision to exit the commodity DRAM business, as described below. The Company received less income from the sale of equipment and other fixed assets, which was US$28.7 million in 2007 compared to $2.9 million in 2008.
Research and development expenses increased by 5.4% from US$97.0 million for 2007 to US$102.2 million for 2008. The Company received an increase in government subsidies for research & development expenses in 2008; however, expenses associated with 45-nanometer and 65-nanometer technology development, as well as expenses incurred for the Shanghai 12-inch project, also increased in 2008.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

General and administrative expenses decreased by 21.1% to US$58.8 million for 2008 from US$74.5 million for 2007, primarily due to a decrease in legal fees as well as a foreign exchange gain from operating activities of $8.2 million recorded in 2008, while a foreign exchange loss from operating activities of $3.1 million was recorded in 2007.
Selling and marketing expenses increased by 10.7% from US$18.7 million for 2007 to US$20.7 million for 2008, due to an increase in sales and marketing activities.
As described in “Note 13. – Acquired intangible assets, net”, the amortization of acquired intangible assets increased from US$27.1 million for 2007 to US$32.2 million for 2008.
We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to specific asset group based on our asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.
During the first quarter of 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business. The Company considered these actions to be an indicator of impairment in regard to plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105.8 million during the first quarter of 2008, equal to the excess of the carrying value over the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, a discount rate of 9% has been used on the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipments of approximately 5 years.

As a result, the Company’s loss from operations was US$376.9 million in 2008 compared to loss from operations of US$35.9 million in 2007. Operating margin was (27.8)% and (2.3)%, respectively, for these two years.
Other income (expenses)
Other expenses increased from US$12.1 million in 2007 to US$28.6 million in 2008 primarily due to an increase in interest expense. This increase in interest expense, from US$37.9 million in 2007 to US$50.8 million in 2008, was primarily due to a decrease in interest subsidy. Foreign exchange gain from non-operating activities decreased from US$11.3 million in 2007 to US$3.2 million in 2008. Total foreign exchange gain, combining the operating and non-operating activities, was US$11.4 million in 2008 as compared to US$8.1 million in 2007.
Net income (loss)
Due to the factors described above, the Company recorded a net loss of US$440.2 million in 2008 compared to a net loss of US$19.5 million in 2007.
Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made in 2008, 2007 and 2006 amounted to US$1.3 million, US$0.5 million, and US$3.0 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2008, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:
Payments due by period

		Less than
Contractual obligations	Total	1 year	1-2 years	3-5 years	After 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$201,258	$201,258	$—	$—	$—

Long-term debt secured long-term loans	897,147	360,629	305,569	230,949	—
Operating lease obligations(1)	9,721	6,056	270	441	2,954
Purchase obligations(2)	59,594	59,594	—	—	—
Other long-term obligations(3)	120,204	78,446	37,204	4,554	—

Total contractual obligations	$1,287,924	$705,983	$343,043	$235,944	$2,954

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Includes the settlement with TSMC for an aggregate of $175 million payable in installments over six years and the other long-term liabilities relating to certain license agreements.
As of December 31, 2008, the Company’s outstanding long-term liabilities primarily consisted of US$897.1 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in August 2012.
2006 Loan Facility (SMIC Shanghai). In June 2006, SMIC Shanghai entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2008, SMIC Shanghai had repaid US$334 million according to the repayment schedule. In 2008, the interest rate on the loan ranged from 2.47% to 5.76%. The interest expense incurred in 2008 and 2007 were US$17.0 million and US$17.3 million, of which US$5.4 million and US$3.3 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.

The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$1,871 million as of December 31, 2008.
The long-term loan agreement entered into in June 2006 contains the following covenants:
Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
Financial covenants for the Borrower including:
1. Consolidated Tangible Net Worth of no less than US$1,200 million;
2. Consolidated Total Borrowings to Consolidated Tangible Net Worth of:
(a) no more than 60% for periods up to and including 31 December 2008; and
(b) no more than 45% thereafter;
3. Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x; and
4. Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Guarantor including:
1. Consolidated Tangible Net Worth of no less than US$2,300 million;
2. Consolidated Net Borrowings to Consolidated Tangible Net Worth of:
(a) no more than 50% for period up to and including 30 June 2009;
(b) no more than 40% thereafter; and
3. Consolidated Net Borrowings to trailing four quarters EBITDA of:
(a) no more than 1.50x for periods up to and including 30 June 2009; and
(b) no more than 1.30x thereafter.
2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2006, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility in 2008 ranged from 3.46% to 6.38%. The principal amount is repayable starting in December 2007 in six semi-annual installments. As of December 2008, SMIC Beijing had repaid an aggregated amount of US$300.0 million according to the repayment schedule. The interest expense incurred in 2008 and 2007 were US$25.6 million and US$42.2 million, of which US$1.6 million and US$2.3 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,047 million as of December 31, 2008.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
•
Where Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts) divided by financial expenses is less than 1; and

•
(Total liability – borrowings from shareholders, including principal and interest)/ Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability –borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.
As of December 31, 2008, SMIC Tianjin had drawn down EUR15.1 million and repaid an aggregate amount of EUR 9.1 million. As of December 31, 2008, the remaining balance is EUR6.0 million, the equivalent of US$8.6 million. In 2008, the interest rate on the loan ranged from 3.59% to 5.87%. The interest expenses incurred in 2008 and 2007 were US$0.6 million and US$0.7 million of which US$0.1 million and US$0.06 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by SMIC Tianjin’s certain plant and equipment at the original cost of US$21.8 million as of December 31, 2008.

As of December 31, 2008, SMIC Shanghai had drawn down EUR 56.9 million and repaid an aggregate amount of EUR 12.1 million. As of December 31, 2008, the remaining balance is EUR 44.8 million, the equivalent of US$63.4 million. In 2008, the interest rate on the loan ranged from 3.01% to 6.12%. The interest expenses incurred in 2008 and 2007 were US$2.1 million and US$0.3 million of which US$0.7 million and US$0.02 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by SMIC Shanghai’s certain plant and equipment at the original cost of US$114.5 million as of December 31, 2008.
2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan. We have guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2008 SMIC Tianjin had drawn down US$259.0 million from the facility. The principal amount is repayable starting from 2010 in six semi-annual installments. In 2008, the interest rate on the loan ranged from 3.11% to 6.03%. The interest expenses incurred for the years ended December 31, 2008 and 2007 were US$9.1 million and US$0.3 million, of which US$1.8 million and US$0.02 million were capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$627.4 million as of December 31, 2008.
Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement (unless otherwise waived by the lenders to such agreement):
•
Where Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts) divided by financial expenses is less than 1; and

•	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

Short-term Credit Agreements. As of December 31, 2008, the Company had ten short-term credit agreements that provided total credit facilities up to US$267.8 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down US$201.2 million under these credit agreements and US$66.6 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was US$9.4 million. The interest rate on the loans ranged from 1.88% to 8.75% in 2008.
Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$10.7 million, US$7.7 million and US$4.8 million in 2008, 2007, and 2006, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2008, 2007, and 2006, the Company recorded amortization expenses relating to the capitalized interest of US$6.9 million, US$5.4 million, and US$4.7 million, respectively.
Commitments
As of December 31, 2008, the Company had commitments of US$7.4 million for facilities construction obligations in Chengdu, Beijing, Tianjin and Shanghai. The Company had commitments of US$52.2 million to purchase machinery and equipment for the testing facility in Chengdu and for the Beijing, Tianjin and Shanghai fabs.

Debt to Equity Ratio
As of December 31, 2008, the Company’s debt to equity ratio was approximately 40.0% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.
Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.
To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with SFAS No. 133.
Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The company is primarily exposed to changes in the exchange rate for the Euro.
To minimize the currency risk, the company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect that exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with SFAS No. 133.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered to into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with SFAS No. 133.
Outstanding Foreign Exchange Contracts
As of December 31, 2008, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$220.7 million. As of December 31, 2008, the fair value of foreign currency forward exchange contracts was approximately a loss of US$3.5 million, which is recorded in other income and other current assets. The Company had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008, all of which will mature during 2009.
The Company had US$0.4 million of foreign currency exchange contracts outstanding as of December 31,2007, all of which matured in 2008.
The Company had US$35.7 million of foreign currency exchange contracts outstanding as of December 31,2006, all of which matured in 2007.
The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2008	Fair Value	2007	Fair Value	2006	Fair Value
Forward Exchange Agreement
(Receive Jpy/Pay US$)

Contract Amount	—	—	—	—	35,660	(2,694)
(Receive Eur/Pay US$)

Contract Amount	31,144	(440.8)	—	—	—	—
(Receive Rmb/Pay US$)

Contract Amount	189,543	(3,069.5)	404	530.4	—	—

Total Contract Amount	220,687	(3,510.3)	404	530.4	35,660	(2,694)

Outstanding Cross Currency Swap Contracts
As of December 31,2008, the Company had outstanding cross currency swap contracts with notional amounts of US$36.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2008, the fair value of cross currency swap contracts was approximately a loss of US$0.36 million, which is recorded in other income (expenses), net and accrued expenses and other current liabilities. We had US$36.7 million of cross currency swap contracts outstanding as of December 31, 2008, all of which will mature in 2012.
Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2008. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2009	2010	2011	2012	2013
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	754,059	361,029	133,435	37,225	—
Average interest rate	1.83%	1.81%	2.03%	2.22%	—
EUR denominated
Average balance	46,551	29,789	16,201	3,245	—
Average interest rate	1.99%	2.01%	2.10%	2.48%	—
Weighted average forward interest rate	1.89%	1.89%	2.13%	2.32%	—

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

		December 31, December 31,
	NOTES	2008	2007	2006
ASSETS
Current assets:
Cash and cash equivalents		$450,229,569	$469,284,013	$363,619,731
Restricted Cash		6,254,813	—
Short-term investments	5	19,928,289	7,637,870	57,950,603
Accounts receivable, net of allowances of $5,680,658, $4,492,090 and $4,048,845 at December 31, 2008, 2007 and 2006, respectively	7	199,371,694	298,387,652	252,184,975
Inventories	8	171,636,868	248,309,765	275,178,952
Prepaid expense and other current assets		56,299,086	31,237,755	20,766,945
Receivable for sale of manufacturing equipment		23,137,764	17,321,000	70,544,560
Assets held for sale	9	—	3,123,567	9,420,729

Total current assets		926,858,083	1,075,301,622	1,049,666,495

Land use rights, net	10	74,293,284	57,551,991	38,323,333
Plant and equipment, net	11	2,963,385,840	3,202,957,665	3,244,400,822
Acquired intangible assets, net	13	200,059,106	232,195,132	71,692,498
Deferred cost, net	28	47,091,516	70,637,275	94,183,034
Equity investment	14	11,352,186	9,896,398	13,619,643
Other long-term prepayments		1,895,337	2,988,404	4,119,433
Deferred tax assets	19	45,686,470	56,915,172	25,286,900

TOTAL ASSETS		$4,270,621,822	$4,708,443,659	$4,541,292,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15	$185,918,539	$301,992,739	$309,129,199
Accrued expenses and other current liabilities		122,173,803	150,109,963	97,121,231
Short-term borrowings	17	201,257,773	107,000,000	71,000,000
Current portion of promissory note	16	29,242,001	29,242,000	29,242,001
Current portion of long-term debt	17	360,628,789	340,692,788	170,796,968
Income tax payable		552,006	1,152,630	72,417

Total current liabilities		899,772,911	930,190,120	677,361,816

	NOTES	2008	2007	2006
Long-term liabilities:
Promissory notes	16	23,589,958	51,057,163	77,601,657
Long-term debt	17	536,518,281	616,294,743	719,570,905
Long-term payables relating to license agreements	18	18,169,006	62,833,433	16,992,950
Other long term liabilities		—	—	3,333,333
Deferred tax liabilities	19	411,877	604,770	210,913

Total long-term liabilities		578,689,122	730,790,109	817,709,758

Total liabilities		1,478,462,033	1,660,980,229	1,495,071,574

Commitments	25
Minority interest	20	42,795,288	34,944,408	38,800,666
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 22,327,784,827, 18,558,919,712 and 18,432,756,463 shares issued and outstanding at December 31, 2008, 2007 and 2006, respectively	21	8,931,114	7,423,568	7,373,103
Additional paid-in capital		3,489,382,267	3,313,375,972	3,288,765,465
Accumulated other comprehensive (loss) income		(439,123)	(1,881)	91,840
Accumulated deficit		(748,509,757)	(308,278,637)	(288,810,490)

Total stockholders’ equity		2,749,364,501	3,012,519,022	3,007,419,918

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,270,621,822	$4,708,443,659	$4,541,292,158

Net current assets		$27,085,172	$145,111,502	$372,304,679

Total assets less current liabilities		$3,370,848,911	$3,778,253,539	$3,863,930,342

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share data)

		Year ended December 31,
	NOTES	2008	2007	2006
Sales	26	$1,353,711,299	$1,549,765,288	$1,465,322,867
Cost of sales		1,412,851,079	1,397,037,881	1,338,155004

Gross (loss) profit		(59,139,780)	152,727,407	127,167,863

Operating expenses (income):
Research and development		102,239,779	97,034,208	94,170,750
General and administrative		58,841,103	74,489,877	47,364,533
Selling and marketing		20,661,254	18,715,961	18,231,048
Amortization of acquired intangible assets		32,191,440	27,070,617	24,393,561
Impairment loss of long-lived assets	12,13	106,740,667	—	—
Income from sale of equipment and other fixed assets	9,11	(2,877,175)	(28,651,446)	(43,121,929)

Total operating expenses, net		317,797,068	188,659,217	141,037,963

Loss from operations	31	(376,936,848)	(35,931,810)	(13,870,100)

Other income (expense):
Interest income		11,542,339	12,348,630	14,916,323
Interest expense		(50,766,958)	(37,936,126)	(50,926,084)
Foreign currency exchange gain (loss)		3,229,710	11,249,889	(21,912,234)
Others, net		7,428,721	2,237,902	1,821,337

Total other expense, net		(28,566,188)	(12,099,705)	(56,100,658)

Loss before income tax		(405,503,036)	(48,031,515)	(69,970,758)
Income tax benefit (expense)	19	(26,432,993)	29,719,775	24,927,744
Minority interest		(7,850,880)	2,856,258	(18,803)
Loss from equity investment	14	(444,211)	(4,012,665)	(4,201,247)

Net loss before cumulative effect of a change in accounting principle		(440,231,120)	(19,468,147)	(49,263,064)

Cumulative effect of a change in accounting principle		—	—	5,153,986

Net loss		$(440,231,120)	$(19,468,147)	$(44,109,078)

On the basis of net loss before accounting change per share, basic and diluted	23	$(0.02)	$(0.00)	$(0.00)

Cumulative effect of an accounting change per share, basic and diluted	23	$—	$——	$0.00

Loss per share, basic and diluted	23	$(0.02)	$(0.00)	$(0.00)

Shares used in calculating basic and diluted loss per share	23	18,682,544,866	18,501,940,489	18,334,498,923

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars, except share data)

				Accumulated
				other	Deferred stock
		Ordinary	Additional	comprehensive	compensation,	Accumulated	Total stockholders	Comprehensive
	Share	Amount	paid-in capital	income (loss)	net	deficit	equity	loss

Balance at January 1, 2006	18,301,680,867	$7,320,673	$3,291,439,835	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155

Exercise of stock options	132,744,596	53,098	3,912,210	—	—	—	3,965,308

Repurchase of restricted ordinary shares	(1,669,000)	(668)	(57,522)	—	—	—	(58,190)

Deferred stock compensation adjustment	—	—	(24,881,919)	—	24,881,919	—	—

Share-based compensation	—	—	23,506,847	—	—	—	23,506,847

Cumulative effect of a change in accounting principle	—	—	(5,153,986)	—	—	—	(5,153,986)

Net loss	—	—	—	—	—	(44,109,078)	(44,109,078)	$(44,109,078)

Foreign currency translation adjustments	—	—	—	(16,885)	—	—	(16,885)	(16,885)

Realized gain on investments	—	—	—	(30,253)	—	—	(30,253)	(30,253)

Balance at December 31, 2006	18,432,756,463	$7,373,103	$3,288,765,465	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

Exercise of stock options	126,455,749	50,582	3,988,549	—	—	—	4,039,131

Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	—	(21,500)

Share-based compensation	—	—	20,643,341	—	—	—	20,643,341

Net loss	—	—	—	—	—	(19,468,147)	(19,468,147)	$(19,468,147)

Foreign currency translation adjustments	—	—	—	(93,721)	—	—	(93,721)	(93,721)

Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$—	$(308,278,637)	$3,012,519,022	$(19,561,868)

Exercise of stock options	69,770,815	27,908	768,361	—	—	—	796,269

Issuance of ordinary shares to a stockholder	3,699,094,300	1,479,638	163,620,362	—	—	—	165,100,000

Share-based compensation	—	—	11,617,572	—	—	—	11,617,572

Net loss	—	—	—	—	—	(440,231,120)	(440,231,120)	$(440,231,120)

Foreign currency translation adjustments	—	—	—	(437,242)	—	—	(437,242)	(437,242)

Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$—	$(748,509,757)	$2,749,364,501	$(440,668,362)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US dollars)

	Year ended December 31,
	2008	2007	2006

Operating activities:
Net Loss	$(440,231,120)	$(19,468,147)	$(44,109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interest	7,850,880	(2,856,258)	18,803
Deferred taxes	11,035,809	(31,234,415)	(25,075,987)
Income from sale of equipment and other fixed assets	(2,877,175)	(28,651,446)	(43,121,929)
Depreciation and amortization	761,808,822	706,277,464	919,616,493
Non-cash interest expense on promissory note and long-term payable relating to license agreements	6,915,567	4,762,343	5,702,607
Amortization of acquired intangible assets	32,191,440	27,070,616	24,393,561
Share-based compensation	11,617,572	20,643,341	23,506,847
Loss from equity investment	444,211	4,012,665	4,201,247
Impairment loss of long-lived assets	106,740,667	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	99,015,958	(46,202,677)	(10,851,061)
Inventories	76,672,897	26,869,187	(83,941,316)
Prepaid expense and other current assets	(23,968,264)	(9,339,779)	(8,926,442)
Accounts payable	(76,827,049)	19,852,824	24,705,615
Accrued expenses and other current liabilities	(7,487)	2,982,369	(14,722,249)
Income tax payable	(600,624)	1,080,213	72,417
Other long term liabilities	—	(3,333,333)	3,333,333

Net cash provided by operating activities	569,782,104	672,464,967	769,648,875

Investing activities:
Purchase of plant and equipment	(669,054,599)	(717,170,957)	(882,580,833)
Proceeds from government grant to purchase plant and equipment	4,181,922	—	2,208,758
Proceeds from sale of equipment	2,319,597	98,128,041	4,044,702
Proceeds received from sale of assets held for sale	563,008	16,476,045	12,716,742
Purchase of acquired intangible assets	(79,277,586)	(90,090,114)	(9,573,524)
Acquisition of minority interest	—	(1,000,000)	—
Purchase of short-term investments	(291,007,766)	(135,241,799)	(135,058,817)
Sale of short-term investments	278,717,347	185,554,532	90,873,820
Change in restricted cash	(6,254,813)	—	—
Purchase of equity investment	(1,900,000)	—	—

Net cash used in investing activities	(761,712,890)	(643,344,252)	(917,369,152)

	Year ended December 31,
	2008	2007	2006
Financing activities:
Proceeds from short-term borrowings	422,575,386	201,658,000	255,003,999
Repayment of short-term borrowings	(328,317,613)	(165,658,000)	(449,485,081)
Proceeds from long-term debt	285,929,954	262,247,672	785,344,546
Repayment of long-term debt	(345,770,415)	(195,628,015)	(635,613,638)
Repayment of promissory note	(30,000,000)	(30,000,000)	(30,000,000)
Payment of loan initiation fee	—	—	(3,596,938)
Proceeds from exercise of employee stock options	796,269	4,039,131	3,965,308
Proceeds from issuance of ordinary shares	168,100,000	—	—
Repurchase of restricted ordinary shares	—	(21,500)	(58,190)

Net cash provided by (used in) financing activities	173,313,581	76,637,288	(74,439,994)

Effect of exchange rate changes	(437,239)	(93,721)	(16,885)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,054,444)	105,664,282	(222,177,156)
CASH AND CASH EQUIVALENTS, beginning of year	469,284,013	363,619,731	585,796,887

CASH AND CASH EQUIVALENTS, end of year	$450,229,569	$469,284,013	$363,619,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$15,997,808	$435,109	$164,409

Interest paid	$54,423,059	$45,322,891	$46,808,533

SUPPLEMENTAL DISCLOSURES OF INVESTING AND FINANCING ACTIVITIES

Accounts payable for plant and equipment	$(99,592,362)	$(138,839,513)	$(165,828,795)

Long-term payable for acquired intangible assets	$(18,169,006)	$(62,833,433)	$(16,992,950)

Receivables for sales of manufacturing equipment	$23,137,764	$17,321,000	$70,544,560

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(In US dollars, except where otherwise stated)
1.	Organization and Principal Activities
Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. As of December 31, 2008, the Company operates primarily through the following subsidiaries:

	Place and date of
	incorporation/	Attributable equity
Name of company	establishment	interest held	Principal activity
Better Way Enterprises Limited (“Better Way”)	Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	PRC December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*#	PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation*	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)*#	PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”)*	Cayman Islands July 26, 2004	57.3%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*#	PRC December 28, 2004	57.3%	Manufacturing and trading of semiconductor products

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

	Place and date of
	incorporation/	Attributable equity
Name of company	establishment	interest held	Principal activity
SMIC Development (Chengdu) Corporation*#	PRC December 29, 2005	100%	Construction, operation, and management of SMICD’s living quarter, schools, and supermarket

Magnificent Tower Limited	British Virgin Islands January 5, 2006	100%	Investment holding

Semiconductor Manufacturing International	British Virgin Islands April 26, 2007	100%	Investment holding (BVI) Corporation

Admiral Investment Holdings Limited	British Virgin Islands October 10, 2007	100%	Investment holding

SMIC Shenzhen (HK) Company Limited	Hong Kong January 29, 2008	100%	Investment holding

Semiconductor Manufacturing International(Shenzhen) Corporation*#	PRC March 20, 2008	100%	Manufacturing and trading of semiconductor products

#	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”), excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.

*	For identification purposes only

In addition to the above, the Company has a number of wholly-owned subsidiaries in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.
Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks.

2.	Summary of Significant Accounting Policies
(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment of long-lived assets, accruals for sales adjustments, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash

Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government grants for fab construction.

(f)	Investments

Short-term investments consist primarily of debt instruments and mutual funds are classified either as held-to-maturity, available-for-sale or trading securities.

Held-to-maturity securities are recorded at amortized cost.

Available-for-sale securities are recorded at fair market value. Unrealized gains and losses are recorded as part of accumulated other comprehensive income (loss). The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled. Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Trading securities are recorded at fair value with unrealized gains and losses classified in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity method investments only include non-marketable investments.

Available-for-sale and non-marketable equity investments are evaluated for impairment when the Company identifies indicator of impairment. Investments are considered to be impaired when a decline in fair value is judged to be other than temporary, when events or circumstances are identified that would significantly harm the fair value of the investment and the fair value is significantly below cost basis and /or the significant decline has lasted for an extended period of time. If the investment is other than temporarily impaired, the investment would be written down to its fair value.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other current assets and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads costs that were incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2008, 2007 and 2006, inventory was written down by $40,818,979, $22,676,608 and $16,106,471, respectively, and recorded in cost of sales to reflect the lower of cost or market adjustments.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the terms of the agreements, which range from 50 to 70 years.

(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5-7 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years
The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. See Note 2(n). Depreciation is recorded at the time assets are ready for their intended use.
(k)	Acquired intangible assets
Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.
(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. We make subjective judgments in determining the independent cash flows that can be related to specific asset group based on our asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

(m)	Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.
Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.
The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

(n)	Capitalization of interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2008	2007	2006

Total actual interest expense	$70,735,520	$72,686,950	$78,120,699
Less: Government subsidy	9,308,764	27,083,604	22,396,613
Less: Capitalized interest	10,659,798	7,667,220	4,798,002

Net interest expense	$50,766,958	$37,936,126	$50,926,084

(o)	Government subsidies
The Company received the following types of government subsidies:
(1)	Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies in cash of $9,308,764, $27,083,604 and $22,396,613 in 2008, 2007 and 2006, respectively, which were based on the interest expense on the Company’s budgeted borrowings. The Company records government subsidies as a reduction of interest expense on an accrual basis.

(2)	Government awards

The Company received government awards of $56,967,187, $5,058,722 and $11,886,551 in the form of reimbursement of certain expenses in 2008, 2007 and 2006, respectively. These awards were recorded as reductions of related expenses, primarily research and development.

(3)	Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

As of December 31, 2008, the Company received $7,324,792, of which $4,181,922 has been used to offset the cost of construction in progress. The unused balance of $3,142,870 is recorded in restricted cash.

In 2006, the Company received a government subsidy of $2,208,758 as a reimbursement of land use right payment, which has been used to offset the cost of the land use rights.
(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.
(q)	Start-up costs
In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of these facilities such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.
(r)	Foreign currency translation
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income (loss).

(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
(t)	Comprehensive income (loss)
Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of stockholders’ equity and comprehensive income (loss).
(u)	Fair value of financial instruments
On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157 “Fair Value Measurements” (SFAS 157) for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has deferred its implementation of the provisions of SFAS No. 157 for all non-financial assets and liabilities in accordance with FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2), SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The adoption of SFAS No. 157 did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance.
In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on our consolidated financial statements or the fair values of our financial assets and liabilities.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. See Note 4, “Fair Value”, for further details.
On January 1, 2008, the Company adopted SFAS No. 159, “Fair Value of Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No.115” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and other items at fair value using an instrument-by-instrument election. The Company does not elect to use the fair value option and therefore, the adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial position or result of operations.
(v)	Share-based compensation
The Company grants stock options to its employees and certain non-employees. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).
The Company’s total actual share-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $11,617,572, $20,643,341 and $23,506,847, respectively.
(w)	Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”) as amended. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument. The Company does not have any derivative instruments that qualify for hedge accounting.

(x)	Recently issued accounting standards
In December 2007, the FASB issued SFAS No. 141, “Business Combinations: (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 141R will change the Company’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company will incorporate the presentation requirements outlined by SFAS No. 160 on January 1, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change the Company’s disclosure for derivative instruments and hedging activities on January 1, 2009.
In April, 2008, the FASB issued FSP. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.
In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The impact of adopting EITF 08-6 will not have a material impact on our consolidated financial condition or results of operations.
(y)	Loss per share
Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.
3.	Change in Accounting Estimate in 2007
Prior to January 2007, all manufacturing machinery and equipment were depreciated over estimated useful lives of 5 years. From January 1, 2007 onward, the Company re-evaluated the periods over which the equipment is available to use and extended the estimated useful lives of the manufacturing machinery and equipment based on historical usage experience and industry practices. The useful lives of the manufacturing machinery and equipment used in the wafer manufacturing processing were changed from 5 years to a 5 to 7 year range. The change in accounting estimate resulted in lower depreciation expense of $248,218,139 for the year ended December 31, 2007.

4.	Fair Value
SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.
Fair Value Hierarchy
SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.
Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities within the scope of SFAS 157 to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of December 31, 2008 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.
Financial Instruments Measured at Fair Value on a Recurring Basis
Financial instruments measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance
Liabilities:

Forward foreign exchange contracts	$—	$3,510,305	$—	$3,510,305
Cross-currency interest swap contracts	—	360,089	—	360,089

Derivative liabilities measured at fair value	$—	$3,870,394	$—	$3,870,394

The derivatives were priced by models that use readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign currency.
Financial Instruments not Recorded at Fair Value
The Company discloses the fair value of financial instruments that are not carried at fair value in accordance with SFAS 107, “Disclosure of Fair Value of Financial Instruments”. Financial instruments include cash and cash equivalents, restricted cash, held-to-maturity investments, equity and cost method investments, short-term borrowings, promissory note, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables, other current assets and receivables for sale of manufacturing equipment. The fair values of cash and cash equivalents, restricted cash and short-term borrowings approximate their carrying values due to their short-term maturities. The fair value of long-term promissory notes and payables relating to license agreements was approximately $42,253,031 which was calculated based on current interest rates over the remaining payment terms. The fair value of long-term debt approximates its carrying value due to variable interest rates that approximate market rates. The fair value of cost method investment could not be practically estimated due to its non-marketability.
5.	Short-term Investments
As of December 31, 2008 and 2007, the Company has the following held-to-maturity security, respectively:

	Debt instruments maturing in one year
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gains	losses	Fair value
December 31, 2008	$19,928,289	$—	$—	$19,928,289

December 31, 2007	$7,637,870	$—	$—	$7,637,870

As of December 31, 2006, the Company has available-for-sale security as follows:

December 31, 2006
		Gross	Gross
		Unrealized	Unrealized
	Cost	gains	losses	Fair value
Mutual fund	$52,866,825	$—	$—	$52,866,825

As of December 31, 2006, the Company held certain trading securities with cost of $5,000,000 and fair value of $5,083,778.

6.	Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31
	2008	2007	2006
Forward foreign exchange contracts	$220,687,295	$404,103	$35,660,177

Interest rate swap contracts	—	—	250,000,000

Cross-currency interest rate swap contracts	36,731,630	51,057,531	15,947,874

	$257,418,925	$51,461,634	$301,608,051

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

		US dollar
Settlement currency	Notional amount	equivalents
As of December 31, 2008
European Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004

		$220,687,295

As of December 31, 2007
Renminbi	2,950,400	$404,103

As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

In 2007 and 2006, the Company entered into various cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreements did not qualify for hedge accounting. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2008
Euro	25,922,110	$36,731,630

As of December 31, 2007
Euro	34,624,665	$51,057,531

As of December 31, 2006
Euro	12,098,220	$15,947,874

In 2006, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The interest rate swap contracts did not qualify for hedge accounting. In 2006, gains or losses on the interest rate swap contracts of $(5,641,467) were recognized in interest expense, respectively. As of December 31, 2006, the Company had outstanding interest rate swap contracts with notional amounts of $250,000,000.
The fair values of each derivative instrument are as follows:

	December 31
	2008	2007	2006

Forward foreign exchange contracts	$(3,510,305)	$530,354	$(2,694,415)
Interest rate swap contracts Cross-currency interest	—	—	(5,641,467)
rate swap contracts	(360,089)	1,003,275	323,630

	$(3,870,394)	$1,533,629	$(8,012,252)

As of December 31, 2008, 2007 and 2006, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities, prepaid expense and other current assets, and accrued expenses and other current liabilities, respectively, with the change in fair value of forward foreign exchange contracts recorded in other income (expense) and the change in fair value of interest rate swap contract and cross currency interest rate swap contracts recorded in interest expense.

7.	Accounts Receivable, Net of Allowances
The Company determines credit terms for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.
An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2008	2007	2006

Current	$108,109,977	$249,489,644	$213,539,198
Overdue:
Within 30 days	18,211,498	39,131,577	31,611,729
Between 31 to 60 days	6,073,500	6,107,866	5,879,705
Over 60 days	66,976,719	3,658,565	1,154,343

	$199,371,694	$298,387,652	$252,184,975

Allowance for doubtful accounts	$(5,680,658)	$(4,492,090)	$(4,048,845)

The change in the allowance for doubtful accounts is as follows:

	2008	2007	2006

Balance, beginning of year	$4,492,090	$4,048,845	$1,091,340
Provision recorded during the year	1,301,556	486,920	2,957,505
Write-offs in the year	(112,988)	(43,675)	—

Balance, end of year	$5,680,658	$4,492,090	$4,048,845

8.	Inventories

	2008	2007	2006
Raw materials	$76,299,347	$83,645,656	$89,431,781
Work in progress	53,674,794	139,959,481	150,506,509
Finished goods	41,662,727	24,704,628	35,240,662

	$171,636,868	$248,309,765	$275,178,952

9.	Assets Held For Sale
Assets held for sale represent residential real estate that the Company has constructed for its employees.
In 2008, the Company sold residential real estate units with a carrying value of $1,594,508 for $2,283,375, which resulted in a gain on sale of $688,867. The Company reclassified the remaining unsold real estate units of $1,529,057 to land use rights and plant and equipment.
In 2007, the Company sold residential real estate units with a carrying value of $8,402,962 for $12,599,790, which resulted in a gain on sale of $4,196,828. Meanwhile, the Company reclassified the remaining unsold real estate units of $1,017,767 of 2007 to land use rights and plant and equipment. In addition, the Company decided to offer employees another 42 residential real estate units, and classified the $3,123,567 carrying value as assets held for sale, among which, none have been sold out up to December 31, 2007.
In 2006, the Company offered to sell employees 381 residential real estate units, and classified the $17,097,675 carrying value as assets held for sale. The Company sold residential real estate units with a carrying value of $7,676,946 for $8,934,560, which resulted in a gain on sale of $1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was $9,420,729, representing 213 residential real estate units.
10.	Land Use Rights, Net

	2008	2007	2006
Land use rights (50–70 years)	$80,079,885	$62,410,846	$42,485,856
Less: accumulated amortization	(5,786,601)	(4,858,855)	(4,162,523)

	$74,293,284	$57,551,991	$38,323,333

11.	Plant and Equipment, Net

	2008	2007	2006

Buildings	$292,572,075	$283,153,927	$269,721,109
Facility, machinery and equipment	540,021,636	470,434,074	435,112,058
Manufacturing machinery and equipment	5,467,846,683	5,035,366,468	4,539,566,491
Furniture and office equipment	76,210,542	67,835,774	61,979,029
Transportation equipment	1,768,949	1,750,734	1,666,185

	6,378,419,885	5,858,540,977	5,308,044,872
Less: accumulated depreciation and impairment	(3,763,083,884)	(2,930,088,762)	(2,314,667,455)
Construction in progress	348,049,839	274,505,450	251,023,405

	$2,963,385,840	$3,202,957,665	$3,244,400,822

The Company recorded depreciation expense of $760,881,076, $705,391,171 and $919,038,915 for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008, the Company sold equipment with a carrying value of $5,948,053 for $8,136,361, which resulted in a gain on sale of $2,188,308. In 2007, the Company sold equipment with a carrying value of $26,920,427 for $51,375,045, which resulted in a gain on sale of $24,454,618. In 2006, the Company sold equipment with a carrying value of $26,554,170 for $68,418,485, which resulted in a gain on sale of $41,864,315.
12.	Impairment of plant and equipment
In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately 5 years.

13.	Acquired Intangible Assets, Net

	2008	2007	2006
Technology, Licenses and Patents
Cost:	$323,457,444	$322,435,363	$134,862,112
Accumulated Amortization and Impairment	(123,398,338)	(90,240,231)	(63,169,614)

Acquired intangible assets, net	$200,059,106	$232,195,132	$71,692,498

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $1,022,081, $187,573,251 and $15,418,322 in 2008, 2007 and 2006, respectively.
In 2008, the Company recorded an impairment loss of $966,667 for licenses related to DRAM products that are no longer in use.
The Company recorded amortization expense of $32,191,440, $27,070,617 and $24,393,561 in 2008, 2007 and 2006 respectively. The Company will record amortization expenses related to the acquired intangible assets of $37,634,121, $28,557,689, $24,479,980, $18,858,581 and $17,130,688 for 2009, 2010, 2011, 2012 and 2013, respectively.
14.	Equity Investment

	December 31, 2008
	Carrying	%of
	Amount	Ownership
Equity method investment
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$9,162,766	30.0
Cost method investments	$2,189,420	Less than 20.0

	$11,352,186

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.
In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing 30% equity ownership. In 2008, 2007 and 2006, the Company recorded $444,211, $4,012,665 and $4,201,247, respectively, as its share of the net loss of the equity investment.

15.	Accounts Payable
An aging analysis of the accounts payable is as follows:

	2008	2007	2006
Current	$126,149,360	$223,527,856	$238,864,239
Overdue:
Within 30 days	26,524,678	46,571,502	43,364,820
Between 31 to 60 days	9,510,883	10,226,533	9,594,873
Over 60 days	23,733,618	21,666,848	17,305,267

	$185,918,539	$301,992,739	$309,129,199

16.	Promissory Note
In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 28. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $30,000,000, $30,000,000 and $30,000,000 in 2008, 2007 and 2006, respectively. The outstanding promissory notes are as follows:

	December 31, 2008
Maturity	Face value	Discounted value

2009	$30,000,000	$29,242,001
2010	25,000,000	23,589,958

Less: Current portion of promissory notes	30,000,000	29,242,001

Long-term portion of promissory notes	$25,000,000	$23,589,958

In 2008, 2007 and 2006, the Company recorded interest expense of $2,532,795, $3,455,506 and $4,347,221, respectively, relating to the amortization of the discount.

17.	Indebtedness

Short-term and long-term debts are as follows:

	2008	2007	2006
Short-term borrowings from commercial banks (a)	$201,257,773	$107,000,000	$71,000,000

Long-term debt by contracts (b):
Shanghai new USD syndicate loan	$266,050,000	$393,910,000	$274,420,000
Beijing USD syndicate loan	300,060,000	500,020,000	600,000,000
EUR syndicate loan	72,037,070	51,057,531	15,947,873
Tianjin USD syndicate loan	259,000,000	12,000,000	—

	$897,147,070	$956,987,531	$890,367,873

Long-term debt by repayment schedule:
2009	$360,628,789
2010	305,568,789
2011	135,482,995
2012	95,466,497

	897,147,070

Less: current maturities of long-term debt	360,628,789

Non-current maturities of long-term debt	$536,518,281

(a)	Short-term borrowings from commercial banks
As of December 31, 2008, the Company had ten short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate on the loan ranged from 1.88% to 8.75% in 2008.
As of December 31, 2007, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2007 was $4,537,200, of which $1,909,602 was capitalized as additions to assets under construction. The interest rate on the loan ranged from 5.37% to 6.44% in 2007.
As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities of up to $474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down $71 million under these credit agreements and $403 million was available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2006 was $8,471,823, of which $1,019,903 was capitalized as additions to assets under construction. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

(b)	Long-term debt
Shanghai USD syndicate loan
In June, 2006, SMIS entered into the Shanghai USD syndicate loan with the aggregate principal amount of $600,000,000, with a consortium of international and PRC banks. Of this principal amount, $393,000,000 was used to repay the principal amount outstanding under SMIS’s previous USD syndicate loans. The remaining principal amount was available to be used to finance future expansion and general corporate requirements of SMIS. As of December 31, 2007 and 2006, SMIS had drawn down $600,000,000 and $393,000,000 from this facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. In 2008, 2007 and 2006, SMIS had repaid $127,860,000, $87,510,000 and $118,580,000, respectively, according to the repayment schedule. As of December 31, 2008 and 2007 and 2006, the outstanding balance of this borrowing was $266,050,000, $393,910,000 and $274,420,000, respectively. In 2008, the interest rate on the loan ranged from 2.47% to 5.76%. The interest expense incurred in 2008, 2007 and 2006 was $16,979,883, $17,260,814 and $13,522,886, respectively, of which $5,358,081, $3,308,444 and $1,624,224 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.
The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment with an original cost of $1,871 million as of December 31, 2008.
The Shanghai USD syndicate loan contains covenants relating to the minimum consolidated tangible net worth, limits total borrowings compared to tangible net worth and EBITDA for the prior four quarters, and requires minimum debt service coverage ratios. SMIS has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.
Beijing USD syndicate loan
In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2008, 2007 and 2006, the outstanding balance was $300,060,000, $500,020,000 and $600,000,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In 2008 and 2007, SMIB had repaid $199,960,000 and $99,980,000, respectively, according to the repayment schedule. In 2008, the interest rate on the loan ranged from 3.46% to 6.38%. The interest expense incurred in 2008, 2007 and 2006 was $25,599,360, $42,183,106 and $28,525,628, of which $1,599,175, $2,342,794 and $450,516 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.
The total outstanding balance of the Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of $1,047 million as of December 31, 2008.
The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

EUR loan
On December 15, 2005, the Company entered into the EUR loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006.
In 2008, 2007 and 2006, SMIS and SMIT had drawn down EUR 28,475,000 ($38,929,954), EUR 28,390,000 ($41,863,894) and EUR 15,122,775 ($19,934,841), respectively. SMIS and SMIT repaid an aggregated amount of EUR12,261,930 ($17,950,415), EUR 5,863,555 ($8,173,357) and EUR 3,024,555 ($3,986,968) in 2008, 2007 and 2006, respectively. As of December 31, 2008, 2007 and 2006, the outstanding balance is EUR 50,837,735 ($72,037,070), EUR 34,624,665 ($51,057,531) and EUR 12,098,220 ($15,947,873). In 2008, the interest rate on the loan ranged from 3.01% to 6.12%. The interest expense incurred in 2008, 2007 and 2006 was $2,682,195, $996,706 and $279,908, respectively, of which $810,495, $82,036 and $65,072 was capitalized as additions to assets under construction in 2008, 2007 and 2006, respectively.
The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $21.8 million for SMIT and $114.5 million for SMIS as of December 31, 2008.
Tianjin USD syndicate loan
On May 31, 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. In 2008 and 2007, SMIT drew down $247,000,000 and $12,000,000 of the facility amount, respectively. The principal amount is repayable starting from 2010 in six semi-annual installments. In 2008, the interest rate on the loan ranged from 3.11% to 6.03%. The interest expense incurred in 2008 and 2007 was $9,147,490 and $285,253, respectively, of which $1,788,712 and $24,344 was capitalized as additions to assets under construction in 2008 and 2007, respectively.
The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $627.4 million as of December 31, 2008.
The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants (unless otherwise waived by the lenders to such agreement) as of December 31, 2008.

18.	Long-term Payables Relating to License Agreements
The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2008 are as follows:

	December 31, 2008
Maturity	Face value	Discounted value
2009	$50,133,334	$49,203,521
2010	14,766,666	13,614,440
2011	5,200,000	4,554,566

	70,100,000	67,372,527
Less: Current portion of long-term payables	50,133,334	49,203,521

Long-term portion of long-term payables	$19,966,666	$18,169,006

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates ranging from 3.45% to 4.94%.
The current portion of other long-term payables is recorded in accrued expenses and other current liabilities.
In 2008, 2007 and 2006, the Company recorded interest expense of $4,382,772, $1,511,880 and $1,355,386 relating to the amortization of the discount.
19.	Income Taxes
The Company is a tax exempted company incorporated in the Cayman Islands.
In 2008, the Company recorded withholding income tax expense of $15,400,000 for license income generated from its PRC subsidiaries.
Subsidiaries in PRC
Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various relevant income tax laws, regulations and policies (the “FEIT Laws”).
On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”) which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may continue to be enjoyed until the end of the holiday. Tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.

According to Guofa (2007) No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”) issued on December 26, 2007, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied of rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.
On February 22, 2008, the PRC government promulgated Caishui (2008) No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Caishui No.1”). Pursuant to Caishui No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.
The detailed tax status of SMIC’s PRC entities is elaborated as follows:
1)	SMIS
Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15% . According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS completed its first profit-making year.
In accordance with the New EIT Law and Caishui No.1, SMIS is eligible to continue enjoying 15% income tax rate and its tax holiday through its expiry in 2013.
2)	SMIB and SMIT
In accordance with the Circular 18 and Caishui No.1, SMIB and SMIT are currently entitled to the preferential tax rate of 15% and will be entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of December 31, 2008 and as a result the tax holiday has not yet taken effect.
3)	SMICD
Under the FEIT Laws, SMICD was qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. As of December 31, 2008, SMICD was still in a loss position. Pursuant to the New EIT Law, the tax holiday began in 2008 at the statutory tax rate of 25% despite the fact that SMICD had yet to be profitable. The applicable income tax rates for the years ended December 31, 2008, 2009, 2010, 2011, 2012 and thereafter are 0%, 0%, 12.5% 12.5%, 12.5% and 25%, respectively.
4)	Energy Science
Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified for a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior years’ tax losses or 2008 in accordance with the New EIT Law. The tax holiday commenced in 2007 and would continue until 2011. The statutory tax rate is gradually transiting to 25% within a 5-year transition period starting from 2008. The applicable income tax rates for the year ended December 31, 2008, 2009, 2010, 2011 and thereafter are 0%, 10%, 11%, 12% and 25%, respectively.

Subsidiaries in other jurisdictions
The Company’s other subsidiaries are subject to the respective local country’s income tax laws, including those of Japan, the United States of America, Taiwan, Europe and Hong Kong. In 2008, 2007 and 2006, the Company’s US subsidiary had recorded current income tax expense of $223,812, $163,604 and $31,030, respectively. In 2008, 2007 and 2006, the Company’s European subsidiary had recorded current income tax expense of $128,010, $181,451 and $112,671, respectively. In 2008, 2007 and 2006, the Company recorded income tax expense of $405,000, $1,149,983 and $nil and income tax refund of $774,744, $nil, $nil for the service income generated in Japan. In 2008, 2007 and 2006, the Company had minimal taxable income in Hong Kong.
The Company estimates its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for temporary differences that are expected to affect taxable income. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2008	2007	2006
PRC
Current	$15,106	$19,602	$4,542
Adjustments on deferred tax assets and liabilities for enacted changes in tax rate	20,542,716	(20,542,716)	—
Deferred	(9,506,907)	(10,691,699)	(25,075,987)

Other jurisdictions
Current	15,382,078	1,495,038	143,701
Deferred	—	—	—

	$26,432,993	$(29,719,775)	$(24,927,744)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2008	2007	2006

PRC	$(291,664,135)	$51,906,337	$46,806,662
Other jurisdictions	(113,838,901)	(99,937,852)	(116,777,420)

	$(405,503,036)	$(48,031,515)	$(69,970,758)

Details of deferred tax assets and liabilities are as follows:

	2008	2007	2006
Deferred tax assets:
Allowances and reserves	$4,732,017	$—	$1,962,410
Start-up costs	929,991	53,698	958,105
Net operating loss carry forwards	55,476,943	—	5,201,545
Unrealized exchange loss	33,228	—	47,860
Depreciation of fixed assets	59,224,163	75,886,896	33,715,867
Subsidy on long lived assets	479,817	479,817	295,654
Accrued sales return	603,274	—	137,719

Total deferred tax assets	121,479,433	76,420,411	42,319,160
Valuation allowance	(75,792,963)	(19,505,239)	(17,032,260)

Net deferred tax assets — non-current	$45,686,470	$56,915,172	$25,286,900
Deferred tax liability:
Capitalized interest	(411,877)	(604,770)	(210,913)

As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book basis of certain assets was created. Under SFAS 109 “Accounting for Income Taxes”, the Company recognized a valuation allowance of $20.3 million, $19.5 million and $8.4 million to reduce the deferred tax asset of $59.2 million, $75.9 million and $33.7 million to an amount that is more-likely-than-not to be realized as of December 31, 2008, 2007 and 2006, respectively. Accordingly, income tax expense of $17.5 million and income tax benefits of $31.1 million and $25.3 million were recorded in 2008, 2007 and 2006, respectively. The deferred tax asset recognized relates specially to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability in prior years and is expected to continue to be profitable based on the current forecast.
As of December 31, 2008, the Company’s Beijing, Tianjin and Chengdu subsidiaries had net operating loss carry forward of $917.1 million, of which $117.8 million, $174.9 million, $271.8 million and $352.6 million will expire in 2011, 2012, 2013 and 2014, respectively.
Under the New EIT Law, profits earned subsequent to January 1, 2008 from a foreign invested enterprise that are distributed to a non-resident enterprise outside of China, will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. However, under Guoshuihan (2009) No. 81, a transaction or arrangement entered into for the primary purpose of being qualified for a preferential tax rate on dividends under a tax agreement would not be a valid reason for qualifying for such preferential treatment. Where a taxpayer inappropriately enjoyed the tax agreement treatment due to such a transaction or arrangement, the competent tax authorities are empowered to make appropriate adjustments that they deem appropriate.
Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies in the foreseeable future. Accordingly, as of December 31, 2008, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.
Uncertainties exist with respect to how China’s current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of China should be treated as residents for EIT Law purposes. If one or more of our legal entities organized outside of China were characterized as China tax residents for the year ended December 31, 2008, the impact would adversely affect our results of operation.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and minority interest as follows:

	2008	2007	2006
Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses (credit) not deductible for tax purpose	(1.8%)	(0.9%)	3.1%
Effect of tax holiday and tax concession	0.0%	48.7%	25.0%
Expense (credit) to be recognized in future periods	8.2%	(19.2%)	29.3%
Changes in valuation allowances	(15.6%)	9.3%	(11.9%)
Effect of different tax rate of subsidiaries operating in other jurisdictions	(7.2%)	(33.8%)	(24.9%)
Changes of tax rate	(5.1%)	42.8%

Effective tax rate	(6.5%)	61.9%	35.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2008	2007	2006
The aggregate dollar effect	$10,572	$23,415,370	$17,472,283
Per share effect- basic and diluted	$0.00	$0.00	$0.00

The Company adopted FIN 48 on January 1, 2007. The Company made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on its technical merits. FIN 48 did not have any impact on the Company total liabilities or stockholders’ equity as of January 1, 2007. The Company has no material uncertain tax positions as of December 31, 2008 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

20.	Minority Interest
In 2004, the Company incorporated AT and SMICD, a wholly-owned subsidiary of AT.
In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million preference shares with $1 million from a minority stockholder, and equity interest of the minority stockholders in AT decreased to 42.7% as of December 31, 2007. No share transaction occurred in 2008.
At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2008, 38 million preferred shares are outstanding to minority interest holders and will be redeemable beginning January 1, 2009. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a non-controlling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as a minority interest expense in the consolidated statements of operations.
21.	Capital Stock
In November 2008, the Company issued 3,699,094,300 ordinary shares to a stockholder at HK$0.36 per share and received consideration of $165,100,000, net of issuance costs of approximately $3,000,000.
22.	Share-based Compensation
Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the Company’s IPO in March 2004, the Company issued stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004, Option Plan options are granted at the fair market value of the Company’s ordinary shares, and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2008, options to purchase 786,071,676 ordinary shares were outstanding, and options to purchase 530,428,324 ordinary shares were available for future grants.
In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options are generally granted at prices equal to the fair market value, expire 10 years from the date of grant and vest over a requisite service period of four years. Following the IPO, the Company no longer issues stock options under the 2001 Option Plan. As of December 31, 2008, options to purchase 338,084,318 ordinary shares were outstanding.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted Average
		Weighted	Remaining	Aggregated
	Number	Average	Contractual	Intrinsic
	Of options	exercise price	Term	Value
Options outstanding at January 1, 2008	1,042,398,482	$0.14

Granted	248,840,090	$0.05

Exercised	(22,730,522)	$0.03

Forfeited or cancelled	(144,352,056)	$0.13

Options outstanding at December 31, 2008	1,124,155,994	$0.12	6.79 years	$34,499,475

Vested or expected to vest at December 31, 2008	1,080,819,321	$0.12	6.87 years	$30,288,832

Exercisable at December 31, 2008	491,098,679	$0.13	4.89 years	$28,604,914

The total intrinsic value of options exercised in the year ended December 31, 2008, 2007 and 2006 was $1,434,758, $5,679,680 and $5,240,221, respectively.
Certain options were granted to non-employees that resulted in a share-based compensation expense of $374,967, $665,787 and $584,283 in 2008, 2007 and 2006, respectively.
The weighted-average grant-date fair value of options granted during the year 2008, 2007 and 2006 was $0.05, $0.04 and $0.05, respectively.
The fair value of each option and share grant is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The Company uses historical data to estimate option exercise and employee termination within the pricing formula. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company with the time period commensurate with the expected time of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2008	2007	2006
Average risk-free rate of return	2.13%	3.98%	4.72%
Expected term	1-4 years	1-4 years	2-4 years
Volatility rate	46.82%	35.28%	32.69%
Expected dividend yield	—	—	—

Restricted share units (RSU)
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units (“RSU”) and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its IPO, which were 455,409,330 ordinary shares. As of December 31, 2008, 95,620,762 RSU were outstanding and 200,948,509 ordinary shares were available for future grant. The RSU vest over a requisite service period of 4 years and expire 10 years from the date of grant. No stock appreciation rights have been issued. Any compensation expense is recognized on a straight-line basis over the vesting period.
A summary of RSU activity is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining	Aggregated
	Number of	Average	Contractual	Fair
	Share Units	Fair Value	Term	Value
Outstanding at January 1, 2008	119,442,808	$0.14

Granted	41,907,100	$0.08

Exercised	(49,953,525)	$0.13

Forfeited or cancelled	(15,775,621)	$0.13

Outstanding at December 31, 2008	95,620,762	$0.12	8.19 years	$11,970,507

Vested or expected to vest at December 31, 2008	29,485,303	$0.12	8.29 years	$4,047,455

Pursuant to the 2004 EIP, the Company granted 41,907,100, 40,519,720 and 16,058,864 RSU in 2008, 2007, and 2006, respectively. The fair value of the RSU at the date of grant was $3,313,114, $5,631,263 and $2,055,597 in 2008, 2007, and 2006, respectively. The Company recorded compensation expense of $5,644,789, $7,216,799 and $5,452,148 in 2008, 2007, and 2006, respectively.

Unrecognized compensation cost related to non-vested share-based compensation
As of December 31, 2008, there was $13,996,655 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.15 years.
As of December 31, 2008, 2007, and 2006 the Company had the following shares subject to repurchase:

	2008	2007	2006
Ordinary shares	—	90,000	16,498,871
23.	Reconciliation of Basic and Diluted Loss per Share
The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2008	2007	2006

Net Loss	$(440,231,120)	$(19,468,147)	$(44,109,078)
Less: Cumulative effect of a change in accounting principle	—	—	(5,153,986)

Net loss before cumulative effect of a change in accounting principle	(440,231,120)	(19,468,147)	(49,263,064)

Basic and diluted:
Weighted average ordinary shares outstanding	18,682,585,932	18,505,650,171	18,361,910,033
Less: Weighted average ordinary shares outstanding subject to repurchase	(41,066)	(3,709,682)	(27,411,110)

Weighted average shares used in computing basic and diluted income per share	18,682,544,866	18,501,940,489	18,334,498,923

On the basis of loss per share before cumulative effect of a change in accounting principle, basic and diluted	$(0.02)	$(0.00)	$(0.00)

Cumulative effect of a change in accounting principle per share, basic and diluted	$—	$—	$0.00
Basic and diluted loss per share	$(0.02)	$(0.00)	$(0.00)

Ordinary share equivalents of share options and restricted share units are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of share options and restricted share units are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2008, 2007 and 2006, the Company had 189,478,507, 147,988,221 and 223,818,877, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. They include:

	December 31
	2008	2007	2006

Outstanding options to purchase ordinary shares	128,361,312	72,685,282	62,339,207
Outstanding unvested restricted share units to purchase ordinary shares	61,117,195	75,302,939	161,479,670

	189,478,507	147,988,221	223,818,877

24.	Transactions with Managed Government-Owned Foundries
The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which are government-owned foundries. Management service revenues under these arrangements for 2008, 2007 and 2006 were $33,000,000, $42,000,000 and $4,151,238, respectively.
In 2008, 2007 and 2006, the Company sold equipment with carrying value of $7,688, $19,530,909 and $19,411,553 to Cension for $175,300, $42,300,258 and $61,182,653, which resulted in gains on sale of $167,612, $22,769,349 and $41,771,099, respectively.
In 2008, the Company sold equipment with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599.
On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of approximately $320 million.
As part of the Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension based on 1.5% of the guarantee amount, or $2.4 million. Approximately $160 million in 200mm wafer processing equipment purchased under the Agreement was held as collateral under the guarantee.
The Company is entitled to the net profit (loss) associated with the ongoing operations of this equipment, net of a guaranteed fixed share of revenue for Elpida, during the transitional period prior to when the equipment was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.
On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to US$309.5 million.
In April 2008, SMIC entered into an agreement with Cension to purchase approximately half of the Equipment from Cension for approximately $152 million. The equipment acquired by the Company will be used for the Company’s future expansion. The corporate guarantee was released after this purchase.

25.	Commitments
(a)	Purchase commitments
As of December 31, 2008 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2009.

Facility construction	$7,359,374
Machinery and equipment	52,235,105

$59,594,479

(b)	Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2008, 2007 and 2006, the Company incurred royalty expense of $18,867,409, $13,118,570 and $7,724,704, respectively, which was included in cost of sales.
The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2008, 2007 and 2006, the Company earned royalty income of $1,192,537, $1,428,603 and $1,384,137, respectively, which was included in sales. Royalty income is recognized one quarter in arrears when reports are received.
(c)	Operating lease as lessor
The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2008, 2007 and 2006 was $5,818,655, $6,937,107 and $6,142,692, respectively, and is recorded in other income in the statement of operations.
(d)	Operating lease as lessee
The Company has various operating leases including land use rights, under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2008 are as follows:

Year ending
2009	$6,055,605
2010	269,868
2011	202,580
2012	168,153
Thereafter	3,024,384

$9,720,590

The total operating lease expense recorded in 2008, 2007 and 2006 was $1,084,894, $643,621 and $410,193 respectively.

26.	Segment and Geographic Information
The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2008	2007	2006
Total sales:
United States	$767,966,660	$657,603,189	$602,506,213
Europe	92,572,683	328,710,235	440,327,872
Asia Pacific (Excluding Japan and Taiwan)	269,616,334	227,973,648	168,607,598
Taiwan	185,848,747	183,113,880	153,057,616
Japan	37,706,875	152,364,336	100,823,568

	$1,353,711,299	$1,549,765,288	$1,465,322,867

Revenue is attributed to countries based on headquarter of customer operations and is not related to the shipment destination.
Substantially all of the Company’s long-lived assets are located in the PRC.
27.	Significant Customers
The following table summarizes net revenue and receivable from customers which accounted for 10% or more of our net revenue, accounts receivable, other current assets or receivable for sale of manufacturing equipment:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2008	2007	2006	2008	2007	2006
A	22%	16%	17%	23%	14%	14%
B	14%	*	*	*	*	*
C	13%	*	*	*	*	*
D	*	18%	28%	*	15%	29%
E	*	*	*	*	13%	*
F	*	*	*	16%	*	*
G	*	*	*	18%	*	*

				Receivable for sale of
	Other current assets			manufacturing equipment
	December 31,			December 31,
	2008	2007	2006	2008	2007	2006

F	50%	29%	*	83%	100%	100%
G	*	*	*	17%	*	*

*	Less than 10%

28.	Litigation
Overview of TSMC Litigation:
Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.
On January 30, 2005, the Company and TSMC exchanged signature pages later attached to a settlement agreement. Terms were added to the agreement subsequent to the exchange of signatures. The identification of the exact terms of the agreement were determined at a preliminary trial in 2009, as described below under “Recent TSMC Legal Developments.” As found by the California Superior Court, SMIC and TSMC agreed, without admission of liability, to dismiss all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also were determined to include the following:
1)	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.
2)
TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the .13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3)
The Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4)	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.
Accounting under the Settlement Agreement:
In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement — settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.
The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:
1)	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;
2)	The settlement agreement required all parties to bear their own legal costs;

3) There were no other damages associated with the Settlement Agreement;
4)	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;
5)	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified to the Company which trade secrets it claimed were being infringed upon by the Company;
6)	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.
The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.
In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.
As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. This amount was then allocated to the pre- and post-settlement periods based on relative fair value, as further described below.
Based on this approach, $16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:
The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.
The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:
a)	existing third-party license agreements with SMIC;

b)	the analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	the analysis of comparable industry royalty rates related to semiconductor fabrication.
On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.
As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.
Recent TSMC Legal Developments:
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.
On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.
On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.
On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.
On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 µm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

During the pre-trial proceedings in the matter, as noted above under “Overview of TSMC Litigation”, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Court’s ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.
The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.
In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. There are no further hearings scheduled by that Court and it is expected that the Court will issue a ruling based on the evidence presented to it.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.
29.	Retirement Benefit
The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% — 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% — 8% of their basic salary. The contribution of such an arrangement was approximately $11,039,680, $7,223,644 and $5,452,660 for the years ended December 31, 2008, 2007 and 2006, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

30.	Distribution of Profits
As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the Board of Directors.
The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were nil, $15,640,153 and $11,956,185 in 2008, 2007 and 2006, respectively.
31.	Components of Loss (Income) from Operations

	2008	2007	2006
Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,584,925	$1,698,293	$1,577,928
Amortization of land use rights	927,746	886,293	577,578
Foreign currency exchange loss (gain)	(8,195,569)	3,117,962	3,939,745
Bad debt expense	1,301,556	486,920	2,957,505
Inventory write-down	17,766,628	6,570,137	2,297,773
Staff costs inclusive of directors’ remuneration	$190,942,366	$151,447,470	$108,742,094

32.	Directors’ Remuneration and Five Highest Paid Individuals
Directors
Details of emoluments paid by the Company to the directors of the Company in 2008, 2007 and 2006 are as follows:

							Zheng		Jiang
	Richard	Kawanishi	Wang	Hsu	Lip-Bu	Henry	Gang	Albert	Shang
	Chang	Tsuyoshi	Yang Yuan	Ta-Lin	Tan	Shaw	Wang	Y.C.	Zhou	Total

2008
Salaries and other benefits	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock option benefits	144,300	4,285	4,285	4,285	4,285	4,285	—	12,489	—	178,214

Total emoluments	362,698	4,285	4,285	4,285	4,285	4,285	—	12,489	—	396,612

2007
Salaries and other benefits	195,395	—	—	—	—	—	—	—	—	195,395
Stock option benefits	172,203	17,189	17,189	17,189	17,189	17,189	—	50,094	—	308,242

Total emoluments	367,598	17,189	17,189	17,189	17,189	17,189	—	50,094	—	503,637

2006
Salaries and other benefits	192,727	—	—	—	—	—	—	—	—	192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	37,742	—	258,738

Total emoluments	$348,968	$12,951	$12,951	$12,951	$12,951	$12,951	$—	$37,742	$—	$451,465

The emoluments of the directors were within the following bands:

	2008	2007	2006
	Number of	Number of	Number of
	directors	directors	directors

HK$nil to HK$1,000,000 ($128,620)	8	9	10
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	—	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	—	—	—
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	1	1
The Company granted nil, nil and 3,500,000 options to purchase ordinary shares of the Company to the directors in 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, no stock options were exercised and 500,000 stock options were cancelled by the directors. The cancellation was due to the resignation of a director.

The Company granted nil, nil and 500,000 restricted share units to purchase ordinary shares of the Company to the directors in 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, 500,000 restricted share units automatically vested and no restricted share units were cancelled.
In 2008, 2007 and 2006, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In September 2006, two directors were each offered options to purchase 500,000 ordinary shares. Both directors declined the options.
Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Salaries and other benefits	$941,001	$586,065	$518,198
Bonus	—	237,969	233,662
Stock option benefits	232,296	283,125	268,528

Total emoluments	$1,173,297	$1,107,159	$1,020,388

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.
Their emoluments were within the following bands:

	2008	2007	2006
	Number of	Number of	Number of
	individuals	individuals	individuals

HK$nil to HK$1,000,000 ($128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	1	—	—
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	3	—	3
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	1	4	1
HK$2,500,001 ($321,550) to HK$4,500,000($578,790)	—	1	1
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	—

33.	Dividend
No dividend has been paid or declared by the Company in 2008, 2007 and 2006.
34.	Subsequent Events
On January 1, 2009, the minority interest holders of AT redeemed 8,000,000 Series A shares with a total redemption amount of $9,013,444.
35.	Differences between US GAAP and International Financial Reporting Standards
The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.
(i)
In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value method for the years prior to January 1, 2006.
Under US GAAP, prior to the adoption of the SFAS 123(R) from January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value method and the Company adopted the intrinsic value method of accounting for its stock options to employees.
Under the intrinsic value method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.
Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation is measured at the grant date, based on the fair value of the award similar to IFRS 2. In addition, under SFAS 123(R) the Company was no longer required to record deferred sharebased compensation related to unvested share options in stockholder’s equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

(ii)
Under US GAAP, the Series A shares of AT are accounted as minority interest and presented as temporary equity. The Series A shares are accreted to their redemption value at each reporting date. The accretion of interest is presented as minority interest expense in the consolidated statements of operations.

Under IFRS, the Series A shares of AT contains both liability and conversion option components. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of AT’s ordinary shares is classified as an equity instrument.
On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The different between the gross proceeds from the issuance of the Series A shares and the fair value assigned to the liability components, presenting the conversion option for the holder to convert the loan notes into equity, is included in equity. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. The equity component, representing the option to convert the liability component into ordinary shares of AT, will remain in equity until the embedded option is exercised. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.
The value assigned to the conversion option of the Series A shares is considered to be insignificant at initial recognition. The accretion of interest to record the Series A shares at redemption value is recognized as interest expense.
(iii)
Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.
(iv)
Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as operating leases and represent lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset classification is not required under US GAAP.

(v)
IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long- lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.
The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007. The undiscounted expected future cash flows were in excels of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow was less than the carrying value of those long-lived assts. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.
The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.
The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods when the long-lived assets are fully depreciating.
(vi)	Under US GAAP, income (loss) from equity investment is presented as a separate item before net income (loss) on net of tax basis.
Under IFRS, the income (loss) from equity investment is presented as a component of income (loss) before income tax benefit (expense).

The adjustments necessary to restate loss attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2008	2007	2006
Net loss under US GAAP	$(440,231,120)	$(19,468,147)	$(44,109,078)

IFRS adjustments:
i) Reverse of cumulative effect of a change in accounting principle for share-based payment	—	—	(5,153,986)
ii) Accretion of interest on Series A Share	3,055,592	(2,856,258)	18,803
v) Impairment of long-lived assets	105,774,000	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Net loss under IFRS	$(326,767,993)	$(128,098,405)	$(49,244,261)

Net loss per share under IFRS	$(0.02)	$(0.01)	$(0.00)

Stockholders’ equity as reported under US GAAP	$2,749,364,501	$3,012,519,022	$3,007,419,918

ii) Presentation of minority interest	—	34,944,408	38,800,666
v) Impairment of long-lived assets	—	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Stockholders’ equity under IFRS	$2,753,998,036	$2,941,689,430	$3,046,220,584

Current liabilities as reported under US GAAP	$899,772,911	$930,190,120	$677,361,816
ii) Presentation of Series A shares	42,795,288	—	—

Under IFRS	$942,568,199	$930,190,120	$677,361,816

Land use rights, net — current portion as reported under US GAAP	$—	—	—
IFRS adjustment
iv) Current portion adjustment for land use right	1,442,730	1,054,777	712,521

Under IFRS	$1,442,730	$1,054,777	$712,521

Land use rights, net As reported under US GAAP	$74,293,284	57,551,991	38,323,333
IFRS adjustments
iv) Current portion adjustment for land use right	(1,442,730)	(1,054,777)	(712,521)

Under IFRS	$72,850,554	$56,497,214	$37,610,812

Plant and equipment As reported	$2,963,385,840	3,202,957,665	3,244,400,822
IFRS adjustments
v) Impairment of long lived assets	—	(105,774,000)	—
v) Depreciation of long lived assets	4,633,535	—	—

Under IFRS	$2,968,019,375	$3,097,183,665	$3,244,400,822

	2008	2007	2006
Additional paid-in capital as reported under US GAAP	$3,489,382,267	$3,313,375,972	$3,288,765,465
IFRS adjustments
i) Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	30,388,316
i) Reverse of cumulative effect of a change in accounting principle	5,153,986	5,153,986	5,153,986
iii) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)

Under IFRS	$3,468,968,518	$3,292,962,223	$3,268,351,716

Accumulated deficit as reported under US GAAP	$(748,509,757)	$(308,278,637)	$(288,810,490)
IFRS adjustments
i) Carried over impact under IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i) Reverse of cumulative effect of a change in accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	55,956,051
v) Impairment of long-lived assets	—	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—

Under IFRS	$(723,462,473)	$(393,638,888)	$(268,396,741)

Cost of sales as reported under US GAAP	$1,412,851,079	$1,397,037,881	$1,338,155,004
IFRS adjustments
v) Depreciation of long-lived assets	(4,633,535)	—	—

Under IFRS	$1,408,217,544	$1,397,037,881	$1,338,155,004

Operating expenses as reported under US GAAP	$317,797,068	$188,659,217	$141,037,963
IFRS adjustments
v) Impairment of long-lived assets	(105,774,000)	105,774,000	—

Under IFRS	$212,023,068	$294,433,217	$141,037,963

Interest expense as reported under US GAAP	$50,766,958	$37,936,126	$50,926,084
IFRS adjustments
ii) Accretion of interest on Series A shares	4,795,288	—	—

Under IFRS	$55,562,246	$37,936,126	$50,926,084

Loss before income tax as reported under US GAAP	$(405,503,036)	$(48,031,515)	$(69,970,758)
IFRS adjustments
v) Impairment of long-lived assets	105,774,000	(105,774,000)	—
v) Depreciation of long-lived assets	4,633,535	—	—
vi) Presentation of income (loss) from equity investment	(444,211)	(4,012,665)	(4,201,247)
ii) Accretion of interest on Series A shares	(4,795,288)	—	—

Under IFRS	$(300,335,000)	$(157,818,180)	$(74,172,005)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2008, 2007 and 2006, and details of which are set out as below:
(a)	Inventory valuation
Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.
Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.
Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.
(b)	Deferred income taxes
Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.
Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not’’ is defined as a likelihood of more than 50%.
With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.
Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

(c)	Segment reporting
Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets. The business segment is considered as the primary segment for the Company. Meanwhile, the Management believes the risk and return shall be similar among its different geographical segments.
Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.
(d)	Borrowing costs
IFRS and US GAAP require capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset was not made. Under IFRS, borrowing costs are defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are defined as interest only.
Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to the actual expenditure incurred.

(e)	Research and development costs
IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:
•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•
how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.
Under US GAAP, research and development costs are expensed as incurred except for:
•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•
certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.
The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.
(f)	Statements of cash flows
There are no material differences on statements of cash flows between US GAAP and IFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

CLOSURE OF REGISTER OF MEMBERS
Those shareholders whose names appear on the register of the Company on June 23, 2009 (Tuesday) will be qualified to attend and vote at the annual general meeting of the Company to be held on June 23, 2009 (Tuesday). The Register of Members of the Company will be closed from June 17, 2009 (Wednesday) to June 23, 2009 (Tuesday), both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the annual general meeting of the Company to be held on June 23, 2009 (Tuesday), all transfer documents, accompanied by the relevant share certificates, must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on June 16, 2009 (Tuesday).
SHARE CAPITAL
During the year ended December 31, 2008, the Company issued 22,723,742 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Option Plan and 47,047,073 ordinary shares to certain of eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”). The Company did not issue any shares under the 2004 Stock Option Plan pursuant to exercise of options.
During the year ended December 31, 2008, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”).

Number of Ordinary Shares Outstanding

Outstanding Share Capital as at December 31, 2008	22,327,784,827

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.
For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units pursuant to which the Company issued an aggregate of 2,039,716 ordinary shares to its eligible participants on or around January 1, 2007 and July 1, 2007. For the twelve months ended December 31, 2007, the Compensation Committee granted a total of 40,519,720 Restricted Share Units. For the twelve months ended December 31, 2008, the Compensation Committee granted a total of 41,907,100 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)
2008
1-Jan	13,869,750
19-Jan	12,500
1-Feb	250,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	50,000
25-Apr	50,000
29-Apr	100,000
1-May	75,000
15-May	62,500
1-Jun	100,000
21-Jun	75,000
1-Jul	16,530,976
1-Aug	540,000
1-Sep	10,892,718
13-Sep	250,000
16-Sep	125,000
1-Oct	767,500
16-Oct	222,216
1-Nov	250,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)
2009
1-Jan	22,392,211
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	125,000
25-Apr	50,000
29-Apr	350,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	50,000
21-Jun	75,000
1-Jul	969,986
1-Aug	640,000
1-Sep	10,935,962
13-Sep	250,000
16-Sep	125,000
1-Oct	782,500
16-Oct	222,216
1-Nov	250,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)
2010
1-Jan	22,584,710
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	100,000
21-Jun	75,000
1-Jul	662,590
1-Sep	720,720
16-Sep	125,000
1-Oct	782,500
16-Oct	222,216
1-Nov	250,000
1-Dec	101,930
6-Dec	100,000
12-Dec	75,000

Approximate no. of Restricted Share Units
(the actual number of shares eventually to be
issued may change due to departure
Vesting Dates	of eligible participants prior to vesting)
2011
1-Jan	15,454,613
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	25,000
19-Mar	13,320
1-Apr	75,000
1-May	75,000
13-May	12,500
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	350,000
21-Jun	75,000
1-Jul	452,500
1-Sep	43,220
16-Sep	50,000
16-Oct	150,000
1-Nov	250,000
1-Dec	75,000
12-Dec	75,000

2012
1-Jan	8,828,613
21-Jan	200,000
29-Jan	75,000
1-Feb	20,000
13-Feb	75,000
16-Feb	75,000
1-Apr	75,000
13-May	12,500
22-May	8,750
1-Sep	18,720

2013
1-Jan	55,000

REPURCHASE, SALE OR REDEMPTION OF SECURITIES
Other than repurchases by the Company of ordinary shares from employees pursuant to the terms of the 2001 Stock Option Plans, as disclosed in the paragraph (Share Capital) above, the Company has not repurchased, sold or redeemed any additional ordinary shares in 2008.
No shares were repurchased during the year 2008.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code and many of the Recommended Practices that were in effect prior to January 1, 2009.
In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2008 to December 31, 2008, in compliance with the CG Policy.
COMPLIANCE WITH MODEL CODE ON SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2008. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE
The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2008.
ANNUAL GENERAL MEETING
It is proposed that the Annual General Meeting of the Company will be held on June 23, 2009. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about April 27, 2009.
ANNUAL REPORT
The Annual Report for the year ended December 31, 2008 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.
As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director of Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.
By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer
Shanghai, PRC
April 17, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation
Date: June 19, 2009	By:	/s/ Richard R. Chang
		Name:	Richard R. Chang
		Title:	Chief Executive Officer